Exhibit 99.2

NOAH EDUCATION HOLDINGS LTD.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: NED)

________

NOTICE OF ANNUAL GENERAL MEETING

To be held on December 20, 2013

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting of the shareholders (the “Annual General Meeting”) of Noah Education Holdings Ltd. (the “Company”) will be held at Unit F, 33rd Floor, NEO Tower A, Che Gong Miao, Futian District, Shenzhen 518048, Guangdong Province, People’s Republic of China on December 20, 2013 at 10:00 a.m. (local time), and at any adjourned or postponed meeting thereof, for the following purposes:

1.	To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“RESOLVED, as an ordinary resolution,

THAT the appointment of Deloitte Touche Tohmatsu as the independent auditor of the Company for the fiscal year ending June 30, 2014, be and hereby is approved.”

2.	To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“RESOLVED, as an ordinary resolution,

THAT the financial statements for the fiscal year ended June 30, 2013 included in the annual report on Form 20-F for the fiscal year ended June 30, 2013 filed with the U.S. Securities and Exchange Commission, be and are hereby approved and confirmed.”

3.	To transact such other business as may properly come before the Annual General Meeting or any adjournment or postponement thereof.

The Board of Directors of the Company has fixed the close of business on November , 2013 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Annual General Meeting or any adjourned or postponed meeting thereof.

Please refer to the form of proxy, which is attached to and made a part of this notice. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to vote at the Annual General Meeting and any adjourned meeting thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying shares must act through The Bank of New York Mellon, the depositary of the Company’s ADS program.

You are cordially invited to attend the Annual General Meeting in person. Your vote is important. If you cannot attend the Annual General Meeting in person, you are urged to complete, sign, date and return the accompanying form of proxy as soon as possible and prior to December 18, 2013. We must receive the form of proxy no later than 48 hours before the time appointed for the Annual General Meeting to ensure your representation at such meeting.

Shareholders may obtain a copy of the Company’s annual reports, free of charge, from http://ir.noaheducation.com, or by writing to Investor Relations, Noah Education Holdings Ltd., Unit F, 33rd Floor, NEO Tower A, Che Gong Miao, Futian District, Shenzhen 518048, Guangdong Province, People’s Republic of China, or by email to ir@noaheducation.com.

By Order of the Board of Directors,

Noah Education Holdings Ltd.

/s/ Dong Xu
Dong Xu
Chairman and Acting Chief Executive Officer

Shenzhen China, November 29, 2013

Executive Office: Unit F, 33rd Floor, NEO Tower A Che Gong Miao Futian District, Shenzhen 518048 Guangdong Province People’s Republic of China	Registered Office: The offices of Maples Corporate Services Limited P.O. Box 309 Ugland House Grand Cayman KYI-1104 Cayman Islands

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